Exhibit 99.1

Cenovus Energy announces completion of note exchange offer

CALGARY, Alberta (July 8, 2010) – Cenovus Energy Inc. (TSX, NYSE: CVE) announced today that it has completed the exchange of its previously issued notes pursuant to its note exchange offer. The exchange offer was extended on June 28, 2010 and expired at 5:00 p.m. ET on June 30, 2010. Substantially all of the outstanding principal amount of the notes has been exchanged in accordance with the terms of the exchange offer.

On May 28, 2010, Cenovus commenced its offer to exchange up to US$800 million aggregate principal amount of its 4.50% Senior Notes due 2014, up to US$1.3 billion aggregate principal amount of its 5.70% Senior Notes due 2019 and up to US$1.4 billion aggregate principal amount of its 6.75% Senior Notes due 2039 registered under the Securities Act of 1933, as amended, for any and all of its outstanding 4.50% notes, 5.70% notes and 6.75% notes, which were issued on September 18, 2009, in a transaction exempt from registration under the Securities Act. At the expiry of the extension, all of the outstanding 4.50% notes and the 6.75% notes were exchanged and substantially all of the outstanding 5.70% notes were exchanged.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized drilling methods, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50 percent ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $25 billion. For more information, visit www.cenovus.com.

CENOVUS CONTACTS:

Investors:	Media:
Susan Grey	Rhona DelFrari
Manager, Investor Relations	Manager, Media Relations
403-766-4751	403-766-4740

James Fann Analyst, Investor Relations 403-766-6700

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